VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Mary K. Fraser, Keira Ino, Oscar Young and Suzanne
      Hayes

         RE:      SELECT MEDICAL HOLDINGS CORPORATION
                  AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-4 FILE NO. 333-133284

Ladies and Gentlemen:

      Select Medical Holdings Corporation (the "Company") has today filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-4 (Registration No. 333-133284). On behalf of the Company, we respond to the comments raised by the staff (the "Staff") of the Commission in the letter dated May 15, 2006 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the comments are included in this letter and are followed by the applicable response. We also include supplemental information requested by the Staff as exhibits to this letter.

COMMENTS APPLICABLE TO THE ENTIRE DOCUMENT

1. ADDITIONALLY, PLEASE PROVIDE A LETTER CONTAINING THE REPRESENTATIONS REQUIRED BY THE MORGAN STANLEY NO-ACTION LETTER.

      RESPONSE:

      A letter from the Company containing the representations required by the Morgan Stanley no-action letter has been filed as correspondence on EDGAR and attached hereto as Exhibit A.

      PROSPECTUS SUMMARY -- PAGE 1

2. CURRENTLY, THE FIRST PARAGRAPH UNDER "OUR BUSINESS" INCLUDES A DISCUSSION OF YOUR OPERATIONS AS OF DECEMBER 31, 2005. IT ALSO INCLUDES A DISCUSSION OF YOUR CANADIAN OPERATIONS. HOWEVER, DISCLOSURE ON THE NEXT PAGE INDICATES THAT YOU SOLD YOUR CANADIAN OPERATIONS ON MARCH 1, 2006. THE INFORMATION YOU INCLUDE IN YOUR REGISTRATION STATEMENT SHOULD BE PROVIDED AS OF THE MOST RECENT PRACTICABLE DATE. PLEASE REVISE THE INFORMATION UNDER "OUR BUSINESS" SO THAT IT PRESENTS YOUR OPERATIONS AS OF A DATE NO LATER THAN YOUR MOST RECENTLY COMPLETED FISCAL QUARTER.

      RESPONSE:

Securities and Exchange Commission
May 31, 2006
Page 2

      The Company has revised the disclosure on page 1 in the Section entitled "Our Business" and in other sections of the Registration Statement to present information regarding its operations as of the date of its most recently completed quarter end, March 31, 2006.

3. PLEASE PROVIDE FACTUAL SUPPORT FOR YOUR CLAIM TO BE A "LEADING OPERATOR OF SPECIALTY HOSPITALS AND OUTPATIENT REHABILITATION CLINICS IN THE UNITED STATES." ALTERNATIVELY, YOU SHOULD DELETE THE CLAIM.

      RESPONSE:

      The Company has provided supplementally the following documents which support its claim that it is a "leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States": (i) The Acute Long Term Hospital Association's "LTAC Hospital Industry Update" (January 2006), (ii) The Acute Long Term Hospital Association's "Roster" (May 2005), (iii) excerpts from the latest Form 10-K of each of three of the Company's competitors, Healthsouth Corporation, Stryker Corporation and U.S. Physical Therapy, Inc. disclosing the number of outpatient clinics operated by each such competitor and (iv) an excerpt from the website of another competitor, Benchmark Medical, Inc., a private company, showing their number of "points of service." These documents are attached hereto as Exhibit B.

4. WE NOTE THAT YOU HAVE SELECTIVELY DISCLOSED FINANCIAL INFORMATION IN THE DISCUSSION OF YOUR BUSINESS. WHILE YOU STATE IN THE NARRATIVE THAT YOU HAD NET OPERATING REVENUES OF $1,858.4 MILLION FOR THE COMBINED TWELVE MONTHS ENDED DECEMBER 31, 2005, WE NOTE THAT YOUR FINANCIAL STATEMENTS INDICATE THAT YOU HAD A NET LOSS FROM CONTINUING OPERATIONS OF $48.4 MILLION FOR THE SAME PERIOD. PLEASE REVISE THE DISCUSSION TO INCLUDE A BALANCED DISCUSSION OF YOUR FINANCIAL CONDITION.

      RESPONSE:

      In response to the Staff's comment, the Company has included additional financial information to balance the discussion of its financial condition on pages 1 and 72. In addition to disclosing its net operating revenues, the Company has disclosed both its income from operations and its net income (loss) for the combined twelve months ended December 31, 2005 and for the three months ended March 31, 2006.

5. THE DISCUSSION IN THE FIRST PARAGRAPH ON PAGE 2 REGARDING FAIR VALUE ADJUSTMENTS IS VERY LEGALISTIC. READERS ARE NOT LIKELY TO KNOW WHAT YOU ARE REFERRING TO WHEN YOU SAY THAT YOU HAVE APPLIED GUIDANCE FOUND IN FINANCIAL ACCOUNTING STANDARDS BOARD EMERGING ISSUES TASK FORCE ISSUE NO. 88-16 "BASIS IN LEVERAGED BUYOUT TRANSACTIONS." PLEASE REWRITE IT IN PLAIN ENGLISH. ALSO, QUANTIFY THE DISCUSSION TO THE EXTENT PRACTICABLE.

      RESPONSE:

Securities and Exchange Commission
May 31, 2006
Page 3

      In response to the Staff's comment the Company has deleted the reference to EITF No. 88-16 to make the paragraph easier to understand for investors. The Company has also disclosed that as a result of the Transactions, $1.4 billion has been allocated to goodwill, which will be subject to an annual impairment test.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER -- PAGE 3

6. WE NOTE THAT THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON _________________, 2006. AS CURRENTLY REPRESENTED, THE OFFER COULD BE OPEN FOR LESS THAN 20 FULL BUSINESS DAYS DUE TO THE 5:00 P.M. EXPIRATION TIME INSTEAD OF AN EXPIRATION TIME OF MIDNIGHT ON WHAT ULTIMATELY MAY BE THE TWENTIETH BUSINESS DAY FOLLOWING COMMENCEMENT. SEE QUESTION AND ANSWER EIGHT IN EXCHANGE ACT RELEASE NO. 16623 (MARCH 5,
      1980). PLEASE CONFIRM THAT THE OFFER WILL BE OPEN AT LEAST THROUGH MIDNIGHT ON THE TWENTIETH BUSINESS DAY.

      RESPONSE:

      The Company hereby confirms that the offer will be open at least through midnight on the twentieth business day.

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES -- PAGE 7

7. IN THE FIFTH PARAGRAPH ON PAGE 3 AND THE INTRODUCTORY PARAGRAPH ON PAGE 7 YOU INDICATE THAT [S]OME OF THE TERMS AND CONDITIONS "DESCRIBED BELOW ARE SUBJECT TO IMPORTANT LIMITATIONS AND EXCEPTIONS." IN EACH INSTANCE IN WHICH THERE IS A MATERIAL LIMITATION TO A TERM AND/OR CONDITION, YOU SHOULD REVISE THE DESCRIPTION OF THE TERM OR CONDITION TO INCLUDE AN IDENTIFICATION OF THE LIMITATION AND/OR EXCEPTION AND A BRIEF DESCRIPTION OF ITS IMPACT. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR REVISED DISCLOSURE.

      RESPONSE:

      The Company has revised the disclosure on pages 3 and 7 of the Registration Statement in response to the Staff's comment by, in each case, removing the statement that some of the terms and conditions "described below are subject to important limitations and exceptions."

8. IN THE SECTION CALLED "RANKING" ON PAGE 7, PLEASE DISCLOSE THE AMOUNT OF OUTSTANDING DEBT RANKING PARI PASSU WITH THE NOTES BEING REGISTERED, THE AMOUNT OF YOUR OUTSTANDING SECURED DEBT THAT IS EFFECTIVELY SENIOR TO THE NOTES BEING REGISTERED AND THE AMOUNT OF SUBSIDIARY DEBT THAT THE NOTES ARE EFFECTIVELY SUBORDINATED TO.

      RESPONSE:

      The Company has revised the disclosure in the "Ranking" section beginning on page 7 of the Registration Statement in response to the Staff's comment to clarify that it presently has no other debt that ranks pari passu with the notes. The Company has also updated the disclosure in

Securities and Exchange Commission
May 31, 2006
Page 4

the Registration Statement to disclose as of March 31, 2006 the amount of secured debt that is effectively senior to the notes, $602.2 million, and the amount of subsidiary debt that the notes are effectively subordinated to, $1,263.4 million.

9. PLEASE ALSO DISCLOSE THE AMOUNT OF THE REGISTRANT'S GUARANTEE OF SELECT'S EXISTING SENIOR SECURED CREDIT FACILITY.

      RESPONSE:

      The Company has updated the disclosure in the "Ranking" section on page 8 of the Registration Statement to disclose the amount of Select's existing senior secured credit facility as of March 31, 2006, $602.2 million.

10. PLEASE REFER TO THE SECTION CALLED "NO ESTABLISHED MARKET FOR THE EXCHANGE NOTES" ON PAGE 9. THERE, YOU SAY, IN PART, THAT YOU CANNOT "ASSURE" INVESTORS THAT A MARKET FOR THE EXCHANGE NOTES WILL DEVELOP OR MAKE ANY REPRESENTATION AS TO THE LIQUIDITY OF ANY MARKET. IN LIGHT OF THE FACT THAT YOU WILL NOT LIST THE NOTES ON ANY EXCHANGE, IT APPEARS UNLIKELY THAT A SIGNIFICANT MARKET FOR THE NOTES WILL DEVELOP. WE THINK YOU NEED TO CLEARLY SAY THIS IN THE DISCUSSION.

      RESPONSE:

      The Company has revised the disclosure on page 9 and page 24 of the Registration Statement in response to the Staff's comment to state that it believes that it is unlikely that a significant market for the notes will develop.

RISK FACTORS -- PAGE 13

COMPETITION MAY LIMIT OUR ABILITY TO ACQUIRE HOSPITALS AND CLINICS AND ADVERSELY AFFECT OUR GROWTH. -- PAGE 18

11. IN THIS RISK FACTOR YOU INDICATE THAT WHILE YOU HAVE HISTORICALLY FACED LIMITED COMPETITION IN ACQUIRING SPECIALTY HOSPITALS AND OUTPATIENT REHABILITATION CLINICS, YOU COULD FACE HEIGHTENED COMPETITION IN THE FUTURE. THE POSSIBILITY THAT A POTENTIALLY ADVERSE EVENT MAY OCCUR IN THE FUTURE DOES NOT, IN AND OF ITSELF, CONSTITUTE A MATERIAL RISK TO YOU. PLEASE EXPAND THE RISK FACTOR TO EXPLAIN WHY COMPETITION MAY BE HEIGHTENED IN THE FUTURE, AND WHY THE COMPETITION COULD ADVERSELY AFFECT YOU. IF YOU CANNOT DO THIS, YOU SHOULD CONSIDER DELETING THIS RISK FACTOR.

      RESPONSE:

      The Company has revised the disclosure on page 18 of the Registration Statement in response to the Staff's comment to explain that competition may be heightened in the future due to an increase in interest by financial buyers in the health care industry generally, the result of which could be to prevent the Company from completing acquisitions or making its costs of acquisitions higher.

Securities and Exchange Commission
May 31, 2006
Page 5

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE KEY MEMBERS OF OUR MANAGEMENT TEAM. -- PAGE 18

12. PLEASE IDENTIFY THE KEY MEMBERS OF YOUR MANAGEMENT TEAM REFERENCED IN THE SUBHEADING. ALSO, DESCRIBE THE STEPS YOU HAVE TAKEN TO ENSURE THEIR CONTINUED SERVICES. FOR EXAMPLE, DO YOU HAVE EMPLOYMENT CONTRACTS WITH THESE INDIVIDUALS? DO YOU HAVE ANY REASON TO EXPECT THAT YOU WILL LOSE THE SERVICES OF ANY OF THESE INDIVIDUALS IN THE FORESEEABLE FUTURE? WHAT WOULD BE THE SPECIFIC ADVERSE CONSEQUENCES IF YOU WERE TO LOSE THEIR SERVICES? PLEASE REVISE THE RISK FACTOR ACCORDINGLY.

      RESPONSE:

      The Company has revised the disclosure on pages 18 and 19 of the Registration Statement in response to the Staff's comment to identify the key members of our management team to which the risk factor is referring, Rocco Ortenzio, Robert Ortenzio, Patricia Rice and Martin Jackson. The Company has also revised the disclosure to better describe the steps that it has taken to ensure their continued services, including where applicable entering into employment agreements with these individuals and that each of these individuals have a significant equity investment in the Company.

SIGNIFICANT LEGAL ACTIONS AS WELL AS THE COST AND POSSIBLE LACK OF AVAILABLE INSURANCE COULD SUBJECT US TO SUBSTANTIAL UNINSURED LIABILITIES. -- PAGE 19

13. PLEASE QUANTIFY THE DISCLOSURE IN THIS RISK FACTOR, INCLUDING QUANTIFYING THE LIMITATIONS OF YOUR INSURANCE. AS CURRENTLY WRITTEN, A POTENTIAL INVESTOR DOES NOT HAVE AN ADEQUATE FACTUAL CONTEXT FOR EVALUATING THE RISK.

      RESPONSE:

      In response to the Staff's comment, the Company has revised the risk factor on page 19 to better describe the Company's risks relating to insurance, including that because the Company has "claims made" liability insurance coverage, any failure to secure adequate insurance coverage in the future could greatly increase the Company's exposure. The Company notes the Staff's comment however respectfully submits that disclosure of the insurance coverage the Company has may disadvantage the Company in resolving any claims.

HOLDINGS IS THE SOLE OBLIGOR UNDER THE NOTES. OUR SUBSIDIARIES, INCLUDING SELECT, WILL NOT GUARANTEE OUR OBLIGATIONS UNDER THE NOTES AND DO NOT HAVE ANY OBLIGATION WITH RESPECT TO THE NOTES . . . -- PAGE 19

14. PLEASE INCLUDE A TABLE IN THIS RISK FACTOR, OR THE FOLLOWING ONE, DISCLOSING THE AGGREGATE AMOUNT OF PAYMENTS ON DEBT (INCLUDING INTEREST) DUE IN EACH OF THE NEXT FIVE YEARS FOR EACH OF HOLDINGS AND SELECT. PLEASE INCLUDE A SECOND TABLE THAT SHOWS

Securities and Exchange Commission
May 31, 2006
Page 6

      THE AMOUNTS OF FUNDS SELECT HAD AVAILABLE TO PAY TO HOLDINGS IN EACH OF THE LAST THREE YEARS.

      RESPONSE:

      The Company has revised the disclosure on pages 20-21 of the Registration Statement by including the tables requested in the Staff's comment. The Company has not included columns for the twelve months ended December 31, 2003 or 2004 or the period from January 1, 2005 through February 24, 2005 in the table showing the amount of funds Select had available to pay to Holdings because Holdings did not exist as the parent of Select at any time during these periods.

OUR SUBSTANTIAL INDEBTEDNESS MAY LIMIT THE AMOUNT OF CASH FLOW AVAILABLE TO INVEST IN THE ONGOING NEEDS OF OUR BUSINESS WHICH COULD PREVENT US FROM GENERATING THE FUTURE CASH FLOW NEEDED TO FULFILL OUR OBLIGATIONS UNDER THE NOTES. -- PAGE 20

15. IF YOU HAVE ANY REASON TO BELIEVE THAT SELECT WILL NOT HAVE SUFFICIENT FUNDS AVAILABLE IN THE FUTURE TO MAKE PAYMENTS TO YOU SUFFICIENT TO COVER YOUR OBLIGATIONS. PLEASE SAY SO AND DISCUSS THE REASONS FOR THIS.

      RESPONSE:

      The Company has no reason to believe it will not have sufficient funds available in the future to make payments sufficient to cover its obligations.

THE NOTES ARE NOT SECURED BY OUR ASSETS AND THE LENDERS UNDER SELECT'S EXISTING SENIOR SECURED CREDIT FACILITY WILL BE ENTITLED TO REMEDIES AVAILABLE TO A SECURED LENDER, WHICH GIVES THEM PRIORITY OVER YOU TO COLLECT AMOUNTS DUE TO THEM. -- PAGE 21

16. PLEASE EXPAND THE RISK FACTOR TO DESCRIBE THE SPECIFIC ADVERSE CONSEQUENCES THAT WOULD LIKELY ARISE FROM THIS RISK.

      RESPONSE:

      The Company has revised the disclosure on page 22 of the Registration Statement in response to the Staff's comment to state that the adverse consequences that would likely arise from this risk are that there would not be sufficient funds available for Select to distribute to the Company to satisfy the Company's obligations under the notes.

17. QUANTIFY THE AMOUNT OF SELECT'S EXISTING SENIOR SECURED CREDIT FACILITY AND QUANTIFY THE AMOUNT CURRENTLY OUTSTANDING.

      RESPONSE:

      The Company has revised the disclosure on page 22 of the Registration Statement in response to the Staff's comment to quantify the amount of Select's existing senior secured credit facility and quantify the amount outstanding as of March 31, 2006.

Securities and Exchange Commission
May 31, 2006
Page 7

RESTRICTIONS IMPOSED BY SELECT'S EXISTING SENIOR SECURED CREDIT FACILITY AND THE INDENTURE GOVERNING THE NOTES LIMIT OUR ABILITY TO ENGAGE IN OR ENTER INTO BUSINESS, OPERATING AND FINANCING ARRANGEMENTS, WHICH COULD PREVENT US FROM TAKING ADVANTAGE OF POTENTIALLY PROFITABLE BUSINESS OPPORTUNITIES. -- PAGE 21

18. PLEASE BRIEFLY DESCRIBE THE SUBSTANCE OF THE RESTRICTIVE COVENANTS IN THE BODY OF THE RISK FACTOR.

      RESPONSE:

      The Company has revised the disclosure on pages 22-23 of the Registration Statement in response to the Staff's comment to describe the substance of the restrictive covenants mentioned in the body of this risk factor.

WE MAY NOT HAVE THE FUNDS TO PURCHASE THE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE GOVERNING THE NOTES. -- PAGE 22

19. PLEASE REVISE THE SUBHEADING TO BRIEFLY SUMMARIZE THE ADVERSE CONSEQUENCES OF THIS RISK.

      RESPONSE:

      The Company has revised the subheading of this risk factor on page 23 of the Registration Statement in response to the Staff's comment to summarize the adverse consequences of this risk.

20. PLEASE DISCLOSE WHETHER YOU CURRENTLY HAVE SUFFICIENT FUNDS AVAILABLE TO MAKE THE REQUIRED PAYMENTS SHOULD THE NEED ARISE.

      RESPONSE:

      The Company has disclosed on pages 23-24 of the Registration Statement that it currently does not have sufficient funds available to make the required change of control payments on the notes should the need arise.

21. BRIEFLY DESCRIBE THE EVENTS THAT CONSTITUTE CHANGE OF CONTROL EVENTS TRIGGERING THE REQUIREMENT TO REPURCHASE THE NOTES.

      RESPONSE:

      The Company has revised the disclosure on page 23 of the Registration Statement in response to the Staff's comment to describe the events that would constitute a change of control and trigger the requirement to repurchase the notes.

Securities and Exchange Commission
May 31, 2006
Page 8

THERE MAY BE NO ACTIVE TRADING MARKET FOR THE EXCHANGE NOTES. -- PAGE 23

22. PLEASE EXPAND THE RISK FACTOR TO BRIEFLY DESCRIBE THE SUBSTANCE OF THE LIMITS YOU REFERENCE IN THE FOURTH SENTENCE OF THE RISK FACTOR.

      RESPONSE:

      The Company has deleted the fourth sentence of the risk factor on page 24 in response to the Staff's comment.

INDUSTRY AND MARKET DATA -- PAGE 24

23. IN THE LAST SENTENCE OF THIS PARAGRAPH YOU APPEAR TO BE DISCLAIMING LIABILITY FOR THE INFORMATION YOU HAVE INCLUDED IN YOUR REGISTRATION STATEMENT. THIS IS NOT APPROPRIATE. PLEASE DELETE THE LAST SENTENCE AS YOU ARE, IN FACT, RESPONSIBLE FOR THE INFORMATION YOU INCLUDE.

      RESPONSE:

      The Company has deleted the last sentence of the first paragraph on page 25 in response to the Staff's comment.

FORWARD LOOKING STATEMENTS -- PAGE 24

24. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 IS NOT APPLICABLE TO THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT. IF YOU RETAIN THE REFERENCE TO THE ACT IN THE FIRST SENTENCE OF THIS SECTION, PLEASE SPECIFICALLY INDICATE THAT THE DISCLOSURE IN THIS DOCUMENT IS NOT COVERED BY THE ACT.

      RESPONSE:

      The Company has deleted the references to the Private Securities Litigation Reform Act of 1995 in response to the Staff's comment.

25. ALSO, IF YOU RETAIN THE REFERENCE TO THE ACT, PLEASE BRIEFLY EXPLAIN WHAT THE ACT COVERS. THE STATEMENT THAT THIS PROSPECTUS CONTAINS
      FORWARD-LOOKING STATEMENTS "WITHIN THE MEANING OF" THE ACT IS TOO LEGALISTIC TO BE MEANINGFUL TO READERS.

      RESPONSE:

      The Company has deleted the references to the Private Securities Litigation Reform Act of 1995 in response to the Staff's comment.

Securities and Exchange Commission
May 31, 2006
Page 9

THE EXCHANGE OFFER, PAGE 26

26. WE NOTE YOUR STATEMENT ON THE BOTTOM OF PAGE 26 THAT THE EXCHANGE NOTES ISSUED IN THE EXCHANGE OFFER MAY BE OFFERED FOR RESALE AND RESOLD AND OTHERWISE TRANSFERRED BY THE HOLDER OF THE EXCHANGE NOTES WITHOUT COMPLIANCE WITH THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS, UNLESS THE HOLDER IS A BROKER DEALER WHO PURCHASED OUTSTANDING NOTES DIRECTLY FROM US FOR RESALE UNDER RULE 144 OR REGULATION S OR ANY OTHER AVAILABLE EXEMPTION UNDER THE SECURITIES ACT. THIS STATEMENT IS INCONSISTENT WITH THE STATEMENT ON PAGE 27 CLARIFYING THAT BROKER-DEALERS WHO RECEIVED OUTSTANDING NOTES DIRECTLY FROM YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER. PLEASE REVISE THIS TO CLARIFY THAT BROKER-DEALERS WHO PURCHASED OUTSTANDING NOTES DIRECTLY FROM YOU ARE NOT ELIGIBLE TO RECEIVE EXCHANGE NOTES IN THE EXCHANGE OFFER.

      The Company has revised the disclosure on the bottom of page 27 of the Registration Statement in response to the Staff's comment to make it consistent with the statement on the top of page 28.

THE TRANSACTIONS -- PAGE 33

27. PLEASE EXPLAIN WHY YOU REFER TO WELSH CARSON AND THOMA CRESSEY EQUITY PARTNERS, INC. AS YOUR "SPONSORS."

      RESPONSE:

      The Company has removed from the Registration Statement all references to Welsh Carson and Thoma Cressey Equity Partners, Inc. as its "sponsors."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS . . ., PAGE 42

REGULATORY CHANGES, PAGE 44

28. TO THE EXTENT YOU ARE ABLE, PLEASE PROVIDE ADDITIONAL QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT THE REASONABLY LIKELY EFFECTS THAT THESE REGULATORY CHANGES COULD HAVE ON YOUR LIQUIDITY, FINANCIAL POSITION, AND RESULTS OF OPERATIONS. TO THE EXTENT YOU BELIEVE THAT SOME OF THIS DISCLOSURE IS ALREADY PROVIDED UNDER "RISK FACTORS," IT MAY BE APPROPRIATE TO PROVIDE REFERENCES TO THOSE SPECIFIC RISK FACTORS. IN ADDRESSING THIS COMMENT, PLEASE CONSIDER THE FOLLOWING:

            - REGARDING THE HIHS, IT IS NOT CLEAR THE EXTENT TO WHICH YOUR NET OPERATING REVENUES WOULD BE AFFECTED AT THE HOSPITALS THAT WILL NOT REQUIRE A MOVE OR BY THE CLOSING OR MOVING OF OTHER HOSPITALS. IN ADDITION, IT IS UNCLEAR HOW YOUR OPERATING EXPENSES WILL BE AFFECTED AT THE HOSPITALS BEING MOVED. FURTHERMORE, IT IS UNCLEAR THE EXTENT TO WHICH THE CAPITAL EXPENDITURES

Securities and Exchange Commission
May 31, 2006
Page 10

                  REQUIRED FOR HOSPITAL RELOCATIONS WOULD RESULT IN ADDITIONAL INDEBTEDNESS. FINALLY, THE TIMING OF YOUR TRANSITION PLAN IS UNCLEAR.

            - REGARDING THE PROPOSED ANNUAL PAYMENT RATE UPDATES, IT IS NOT CLEAR HOW AND TO WHAT EXTENT THEY WILL REDUCE YOUR NET OPERATING REVENUES. WHILE YOU DISCLOSED THAT CMS ESTIMATES THEY WILL RESULT IN AN 11 PERCENT DECREASE IN MEDICARE PAYMENTS, IT IS UNCLEAR THE EXTENT TO WHICH THE DECREASE IN MEDICARE PAYMENTS WILL RESULT IN A DECREASE TO YOUR ADMISSIONS, AVERAGE LENGTH OF STAY OR NET REVENUE PER PATIENT DAY. TO THE EXTENT ADMISSIONS OR AVERAGE LENGTH OF STAY WOULD DECREASE, IT IS UNCLEAR HOW MUCH ANY RESULTING REDUCTIONS IN OPERATING EXPENSES WOULD OFFSET THE REDUCTION IN YOUR NET OPERATING REVENUES.

            RESPONSE:

      The Company has disclosed on page 45 of the Registration Statement that based on its historical Medicare patient volumes and revenues, it expects that the final rule adopted by the Centers for Medicare and Medicaid Services in May 2006 will reduce its Medicare revenues associated with short stay outlier cases and high cost outlier patients to its long-term acute care hospitals by approximately $30.0 million on an annual basis. The Company does not expect that this regulatory change will impact either its admissions or its average length of stay in its long-term acute care hospitals.

      With respect to the HIHs, it is the goal of the Company's transition plan to maintain the same number of beds in its long-term acute care hospitals, and thus for the revenue impact of the transition plan to be neutral. However, at this time the Company cannot predict with any certainty the impact on revenues or operating expenses at the hospitals being moved. The Company currently anticipates that Select will produce sufficient cash flows to fund the anticipated capital expenditures, and therefore no additional indebtedness will be incurred for this purpose. However, to the extent cash on hand is used for capital expenditures, there will be less cash available to pay down debt and for other corporate purposes. On page 66 of the Registration Statement, the Company has disclosed that it expects to spend approximately $390 million over the next four years, which is the Company's current timing expectations for its transition plan.

INSURANCE PAGE 47

29. CONSISTENT WITH FINANCIAL REPORTING CODIFICATION SECTION 501.14 (SECTION V OF FINANCIAL REPORTING RELEASE 72), PLEASE PROVIDE THE FOLLOWING
      DISCLOSURES:

        - THE AMOUNT OF CHANGES IN THE ESTIMATE IN EACH PERIOD PRESENTED OR THAT CHANGES IN THE ESTIMATE HAVE NOT BEEN MATERIAL; AND,

Securities and Exchange Commission
May 31, 2006
Page 11

        - THE EFFECT, AT THE LATEST BALANCE SHEET DATE, OF A REASONABLY LIKELY CHANGE IN THE ESTIMATE OR THAT THE EXPECTED EFFECT OF REASONABLY LIKELY CHANGES IS NOT MATERIAL.

      RESPONSE:

      The Company has disclosed on page 49 of the Registration Statement in response to the Staff's comment that historically, its estimates of losses have not required material adjustments. As of March 31, 2006, the Company believes that no change to the Company's estimates was reasonably likely.

YEAR ENDED DECEMBER 31 2004 COMPARED TO YEAR ENDED DECEMBER 31 2003, PAGE 56

OPERATING EXPENSES, PAGE 56

30. PLEASE DISCLOSE WHY THERE WAS A LARGER RATE OF GROWTH IN YOUR SPECIALTY HOSPITAL REVENUES COMPARED TO THE GROWTH IN YOUR SPECIALTY HOSPITAL COST OF SERVICES.

      RESPONSE:

      The Company has disclosed on page 62 of the Registration Statement in response to the Staff's comment that the larger rate of growth in its specialty hospital revenues compared to the growth in its specialty hospital cost of services for the period indicated was primarily attributable to improved reimbursement it received under LTCH-PPS.

OUR BUSINESS -- PAGE 65

31. PLEASE INCLUDE A TABLE INDICATING THE NAME AND LOCATION OF EACH OF YOUR INPATIENT FACILITIES. THE TABLE SHOULD ALSO SHOW THE EXTENT OF UTILIZATION OF EACH FACILITY DURING EACH OF THE LAST THREE FISCAL YEARS.

      RESPONSE:

      The Company notes the Staff's comment but respectfully submits that including a table indicating the name and location of each of the Company's 101 inpatient facilities throughout the United States and showing the extent of utilization of each facility during each of the last three fiscal years would provide detailed information that the Company believes is not material to investors. Providing such information could cause competitive harm to the Company by making such confidential business information available to its competitors. The Company believes that no individual hospital or clinic is materially important to the business of the Company and its subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- PAGE 94

32. IN A NUMBER OF FOOTNOTES TO THE TABLE VARIOUS BENEFICIAL OWNERS HAVE DISCLAIMED OWNERSHIP OF SHARES THAT HAVE NOT BEEN ATTRIBUTED TO THOSE PERSONS IN THE TABLE.

Securities and Exchange Commission
May 31, 2006
Page 12

      PLEASE REVISE THE TABLE TO INCLUDE ALL SHARES BENEFICIALLY OWNED BY EACH PERSON NAMED IN THE TABLE. PLEASE REVISE THE FOOTNOTES TO REFLECT THAT ALL SHARES BENEFICIALLY OWNED ARE INCLUDED IN THE TABLE. IT IS INAPPROPRIATE TO DISCLAIM BENEFICIAL OWNERSHIP OF SHARES THAT HAVE NOT BEEN ATTRIBUTED TO THE NAMED PERSON IN THE TABLE.

      RESPONSE:

      The Company has revised the disclosure in the footnotes to the Beneficial Ownership Table on pages 97-98 of the Registration Statement in response to the Staff's comment to remove all statements disclaiming beneficial ownership of shares that have not been attributed to the named person in the table. Further, the Company confirms that the information in the table reflects all shares beneficially owned (as beneficial ownership is calculated pursuant to Rule 13d-3 under the Exchange Act) by each person named in the table.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS -- PAGE 100

33. AT VARIOUS PLACES IN THE DISCUSSIONS UNDER THIS HEADING YOU REFER TO "CUSTOMARY CONDITIONS," "CUSTOMARY NEGATIVE COVENANTS AND RESTRICTIONS" AND OTHER SIMILAR ITEMS. THE REFERENCES TO "CUSTOMARY" PROVISIONS IN YOUR AGREEMENTS ARE TOO VAGUE TO BE MEANINGFUL. PLEASE REPLACE THIS LANGUAGE WITH DESCRIPTIONS OF ALL MATERIAL PROVISIONS, INCLUDING THE SPECIFIC COVENANTS, CONDITIONS AND RESTRICTIONS YOU ARE REFERRING TO.

      RESPONSE:

      The Company has revised the disclosure in this section of the Registration Statement in response to the Staff's comment to remove the references to "customary" conditions and "customary" negative covenants and restrictions. The Company believes that all material covenants, conditions and restrictions are disclosed in the Registration Statement in accordance with the applicable rules.

34. PLEASE REVISE THE DISCUSSION OF PREPAYMENTS ON PAGE 101 TO DISCLOSE THE AMOUNTS PAID TO DATE UNDER EACH BULLET. UNDER "AMORTIZATION OF PRINCIPAL," PLEASE DISCLOSE THE ACTUAL AMOUNT OF THE PAYMENT YOU ARE REQUIRED TO MAKE. PROVIDE SIMILAR INFORMATION REGARDING THE ACTUAL PAYMENT AMOUNTS THROUGHOUT THE DISCUSSION.

      RESPONSE:

      The Company has revised the disclosure in this section of the Registration Statement in response to the Staff's comment to clarify that as of March 31, 2006, no such prepayments have been made. The Company has also revised the disclosure to include the actual payment amounts it is required to make on its term loans.

Securities and Exchange Commission
May 31, 2006
Page 13

35. UNDER "RESTRICTIVE COVENANTS AND OTHER MATTERS" ON PAGE 101, PLEASE DISCLOSE THE MINIMUM INTEREST COVERAGE RATIO AND THE MAXIMUM LEVERAGE RATIO REQUIRED BY THE AGREEMENT AS WELL AS WHAT YOUR ACTUAL RATIOS ARE CURRENTLY.

      RESPONSE:

      The Company has revised the disclosure on page 104 of the Registration Statement in response to the Staff's comment to disclose the minimum interest coverage ratio and the maximum leverage ratio required as of March 31, 2006 by Select's senior secured credit facility, as well as what its actual ratios were as of March 31, 2006.

HOLDINGS' SENIOR SUBORDINATED NOTES -- PAGE 102

36. PLEASE REVISE THE DISCUSSION TO IDENTIFY AND DISCUSS THE "CERTAIN RESTRICTIONS" REFERENCED IN THE LAST PARAGRAPH OF PAGE 102 AND THE FIRST FULL PARAGRAPH OF PAGE 103.

      RESPONSE:

      The Company has revised the disclosure on pages 104 and 105 of the Registration Statement by deleting the word "certain" and adding a cross-reference to the descriptions of the applicable restrictive covenants contained in the sections of the Registration Statement entitled "Select's senior secured credit facility" and "Description of the Exchange Notes - Certain Covenants - Restricted Payments."

DESCRIPTION OF THE EXCHANGE NOTES -- PAGE 104

37. YOUR SUMMARY OF THE MATERIAL PROVISIONS OF THE INDENTURE, AS CURRENTLY WRITTEN IS EXCESSIVELY LEGALISTIC, DENSE AND WORDY. IN MANY INSTANCES, ENTIRE PARAGRAPHS CONSIST OF A SINGLE SENTENCE. PLEASE REVISE IT, USING COMMON EVERYDAY LANGUAGE AND SHORT SENTENCES AND MINIMIZING THE USE OF DEFINED TERMS.

      RESPONSE:

      The Company has revised the disclosure in the Description of the Exchange Notes section of the Registration Statement in response to the Staff's comment to make the disclosure more readable.

TRANSMITTAL LETTER

38. PLEASE DELETE THE LANGUAGE IN THE LETTER OF TRANSMITTAL REQUIRING THE NOTE HOLDER TO CERTIFY THAT HE/SHE HAS "READ" ALL OF THE TERMS OF THE EXCHANGE OFFER.

      RESPONSE:

Securities and Exchange Commission
May 31, 2006
Page 14

      The Company has deleted the language in the letter of transmittal requiring the note holder to certify that he/she has "read" all of the terms of the exchange offer in response to the Staff's comment, and has resubmitted the letter of transmittal as Exhibit 99.1 to the Registration Statement.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-5

39. PLEASE DISCLOSE THE ALLOCATION OF THE STOCK-BASED COMPENSATION AND LONG-TERM INCENTIVE COMPENSATION BETWEEN COST OF SERVICES AND GENERAL AND ADMINISTRATIVE EXPENSE.

      RESPONSE:

      The Company has revised Note 10 on page F-30 in response to the Staff's comment to include the requested information.


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND . . ., PAGE F-6

40. REGARDING THE COMMON STOCK REPURCHASED IN 2004, PLEASE TELL US THE AMOUNT THAT YOU HAD RECOGNIZED AS CAPITAL IN EXCESS OF PAR UPON THEIR ORIGINAL ISSUANCE. IF THE ORIGINAL AMOUNT WAS LESS THAN THE $48 MILLION DEBITED TO CAPITAL IN EXCESS OF PAR IN 2004, PLEASE CITE THE AUTHORITATIVE LITERATURE SUPPORTING DEBITING THE EXCESS OF THE $48 MILLION OVER THE ORIGINAL AMOUNT TO CAPITAL IN EXCESS OF PAR, AS OPPOSED TO RETAINED EARNINGS.

      RESPONSE:

      The Company has considered the authoritative literature found in Accounting Research Bulletins 43, "Restatement and Revision of Accounting Research Bulletins," Chapter 1, Section B (ARB 43) and Accounting Principles Board Opinion No. 6 "Status of Accounting Research Bulletins," Paragraph 12 (APB
6), and has concluded that a portion of the cost for the repurchased common stock of Select that occurred in 2004 that was charged to Capital in Excess of Par should have been allocated to Retained Earnings. Based upon the December 31, 2003 audited balance sheet, the average per share value of the Capital in Excess of Par was $2.85 ($291,519,000 divided by 102,219,000 outstanding shares). Based upon the repurchase of 3,399,400 shares of common stock during 2004, $9,688,000 should have been allocated to Capital in Excess of Par and the remainder of $38,366,000 ($48,024,000 less $9,688,000) should have been allocated to Retained Earnings.

      The Company has considered the effect of this adjustment and does not believe that the misclassification of $38,366,000 as Capital in Excess of Par rather than Retained Earnings is material to the 2004 historical financial statements and does not propose to adjust the previously issued

Securities and Exchange Commission
May 31, 2006
Page 15

audited financial statements to reflect the misclassification on the Consolidated Balance Sheet and the Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income (Loss). In making this determination, the Company evaluated the following quantitative and qualitative effects related to this misclassification which included the following items:

      - The change would only effect a reclassification within the Stockholders Equity section of the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income (Loss). It does not affect the reported assets, liabilities or total equity of the Company.

      - The change would not have any effect of the Consolidated Statement of Operations of the Company.

      - The change would not have any effect on the Consolidated Statement of Cash Flows of the Company.

      - The affected Consolidated Balance Sheet as of December 31, 2004 and Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income (Loss) relate to the Predecessor, Select Medical Corporation which was purchased through a leveraged buy-out transaction on February 24, 2005. The accounting for the LBO transaction has resulted in a Successor Stockholders' Equity section of the balance sheet that reflects the issuance of new equity by Select Medical Holdings Corporation, the acquirer of Select Medical Corporation, and a new basis of accounting.

      - Because the LBO transaction resulted in all of the debt that existed at December 31, 2004 being repaid, the recording of this adjustment would have no effect on debt covenants or analysts' expectations.

      - The misclassification is not considered to effect an investors decision related to an initial or continuing investment in the Company's $175.0 million in senior floating rates notes due 2015, as it will not effect cash flow, Adjusted EBITDA, debt covenant compliance or total capitalization for periods subsequent to February 25, 2005.

      - The misclassification would have had no effect on management's compensation.

      -     The misclassification does not affect any regulatory requirements.

The Company will apply the guidance in ARB 43 and APB 6 to any future share repurchases.


MERGER AND RELATED TRANSACTIONS PAGE F-8(1)

42. WHILE WE NOTED YOUR DISCLOSURE THAT THE PURCHASE PRICE WAS ALLOCATED IN ACCORDANCE WITH EITF 88-16. PLEASE PROVIDE US WITH A COMPREHENSIVE ANALYSIS OF HOW YOU APPLIED ALL THE SECTIONS OF EITF 88-16 IN ACCOUNTING FOR THE MERGER TRANSACTION. IN SO DOING, PLEASE ALSO ADDRESS THE
      FOLLOWING:

----------
(1) Please note that the SEC letter did not contain a comment No. 41.

Securities and Exchange Commission
May 31, 2006
Page 16

        - PLEASE INDICATE WHICH OF THE CONDITIONS IN SECTION 1(a) THAT YOU BELIEVE WAS MET IN APPARENTLY BELIEVING THAT A CHANGE OF CONTROL HAD OCCURRED. IN ADDITION, PLEASE CONFIRM THAT THE CHANGE IS CONSISTENT WITH SECTION 1(b) AND TELL US HOW. FURTHERMORE, PLEASE ILLUSTRATE HOW YOU DETERMINED THE CONTROL GROUP UNDER SECTION 1(c) AND, IF APPLICABLE, HOW YOU APPLIED THE VOTING-INTEREST AND CAPITAL-AT-RISK TESTS. IN SO DOING, PLEASE ADDRESS THE EXTENT TO WHICH THE MEMBERS OF MANAGEMENT AND OTHER ROLLOVER INVESTORS WERE INCLUDED IN OR EXCLUDED FROM THE CONTROL GROUP.

        - PLEASE ELABORATE FOR US ON HOW YOU CONSIDERED SECTION 2(b) IN DETERMINING THAT 26% OF THE PURCHASE PRICE SHOULD BE RECORDED AT THE HISTORICAL BOOK VALUES OF THE CONTINUING STOCKHOLDERS. IN SO DOING, PLEASE ILLUSTRATE THE INTERESTS HELD BY INVESTORS IN HOLDINGS AND SELECT AS THE MERGER TRANSACTION WAS BEING CONSUMMATED.

        -   PLEASE DEMONSTRATE HOW YOU APPLIED THE MONETARY TEST DESCRIBED IN
            SECTION 3. IN SO DOING, PLEASE TELL US HOW YOU CONSIDERED THE DEBT ISSUED BY SELECT AND EXPLAIN HOW THAT CONSIDERATION WAS APPROPRIATE WHEN $344.2 MILLION APPEARS TO HAVE BEEN USED TO REPAY EXISTING INDEBTEDNESS. IN ADDITION, PLEASE ILLUSTRATE HOW YOU DETERMINED AND CONSIDERED THE CAPITALIZATION OF HOLDINGS AT FEBRUARY 25, 2005 AND ANY SHARES THAT HOLDINGS ISSUED IN CONNECTION WITH THE MERGER TRANSACTION. FURTHERMORE, PLEASE EXPLAIN WHY YOU DID NOT APPEAR TO INCLUDE THE MERGER RELATED CHARGES DISCUSSED IN THE LAST PARAGRAPH OF PAGE F-10 IN THE PURCHASE PRICE.

      RESPONSE:

      The following is the Company's analysis of the guidance found in Financial Accounting Standards Board Emerging Issues Task Force Issue No. 88-16 "Basis in Leveraged Buyout Transactions" (EITF 88-16). In addition, the Company has attached a schedule as Exhibit C that provides a detailed computation of the Company's equity value under EITF 88-16. The Company has also attached a schedule as Exhibit D that provides a summarized computation of the Company's equity value in a manner that more closely resembles the examples found in EITF 88-16.

Section 1. A partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest; that is, a new controlling shareholder or group of shareholders must be established.

The Company acquired 100% of Select's outstanding stock in a highly leveraged transaction. Under Section 1(c) of EITF 88-16, the Company determined the new control group to be Welsh Carson, Thoma Cressey and management. This group of stockholders obtained unilateral control of Select through the Company and no subset of this control group had unilateral control of Select prior to the Merger. The conclusion was that a change of control under EITF 88-16, Section 1(a)(iii) had occurred. Additionally, pursuant to Section 1(b) of EITF 88-16, the

Securities and Exchange Commission
May 31, 2006
Page 17

unilateral control of Select through Holdings obtained by this group of stockholders is substantive, genuine and not temporary. Exhibit C to this letter details the ownership percentages of stockholders both before and after the merger in the manner outlined in Section 1(c) of EITF 88-16. The voting-interest test and capital-at risk test found in Section 1(c)(iii) of EITF 88-16 did not apply because the shareholders in the control group hold larger percentage of residual interest in the Company ("NEWCO") than they held in Select ("OLDCO").

Section 2. The form of a transaction by which the investor obtains its interest in NEWCO does not change the accounting to be applied. In general, if an investor in NEWCO owned a residual interest in OLDCO, then the lesser of that investor's residual interest in OLDCO or NEWCO is carried over at the investor's predecessor basis.

The schedule found at Exhibit C to this letter follows the computations outlined in Section 2(b) of EITF 88-16 and details the percentage ownership of Select ("OLDCO") and the Company ("NEWCO") for each member of the control group. The schedule then computes by individual the incremental increase in ownership of NEWCO by subtracting the OLDCO ownership percentage from the NEWCO ownership percentage. This incremental ownership percentage for all the investors in the control group and the new investors is 74.32% and represents the purchase price computed at NEWCO basis. The remainder, or 25.68% (26% that was disclosed) was valued at OLDCO basis.

Section 3. The fair value of any securities issued by NEWCO to acquire OLDCO should be objectively determinable. Fair value should not be used, whether or not the NEWCO securities are publicly traded, unless at least 80 percent of the fair value of consideration paid to acquire OLDCO equity interests comprises monetary consideration (the monetary test).

The following is the computation of the monetary test. The amounts reflected on this table can be traced to the detailed transaction flows found on the schedule included as Exhibit C.

Securities and Exchange Commission
May 31, 2006
Page 18

Sources of Cash:

     Debt, net of refinanced Sub Notes                        $  1,238,378,589

     Equity attached to WCAS Debt                             $     19,272,884

     Equity (includes preferred stock)                        $    570,000,000
                                                              ----------------

        Cash paid to Select Equity Holders (See Note 1)       $  1,827,651,473

NEWCO stock issued to Control Group for OLDCO Common Stock    $    151,991,856
                                                              ----------------

Total                                                         $  1,979,643,329
                                                              ================

80% Monetary Test

     Monetary Consideration                                   $  1,827,651,473

     Total Consideration                                      $  1,979,643,329

        Portion Monetary                                                  92.3%

Note 1 - Comprised of amounts paid to acquire 93,777,444 of outstanding common stock at $18.00 per share and $139,657,481 paid to redeem outstanding stock options.


      The Staff also inquired why the merger related charges discussed in the last paragraph on page F-10 were not included in the purchase accounting. Following is a discussion regarding each item disclosed in that paragraph.

Purchase of vested and unvested stock option in the amount of $142.2 million. The Company concluded that under Emerging Issues Task Force Issue No. 84-13 "Purchase of Stock Options in an LBO" (EITF 84-13), the target company (Select) should record compensation expense for the amount paid by the target company (Select) to acquire the options. The Company measured the compensation expense in accordance with Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ( FIN 44), paragraphs 65-66 (question 14).

Restricted stock compensation costs in the amount of $10.3 million. This cost relates to the restricted stock of the Company issued after the Merger to key management individuals for future services. The fair market value of the restricted stock is being amortized over the vesting period in accordance with Statement of Financial Accounting Standard No. 123(R) "Share-Based Payment."

Securities and Exchange Commission
May 31, 2006
Page 19

      Debt extinguishment costs in the amount of $42.7 million.
      These costs relate to tender and extinguishment of two subordinate bond issues of Select that occurred upon the consummation of the Merger. The costs consist of the tender premium of $34.8 million and the remaining unamortized deferred financing costs of $7.9 million. These costs were expensed by Select in its final reporting period in accordance with Accounting Principles Board Opinion No 26 "Early Extinguishment of Debt" (APB 26).

      Other merger related costs in the amount of $12.0 million.
      These costs consist of expenses incurred and paid by Select related to the period prior to the consummation of the Merger. The costs consist of fees paid to the investment advisor hired by the Special Committee of Select's Board of Directors to evaluate the Merger, legal and accounting fees and the cost to acquire a six year extended reporting period under Select's directors and officers liability insurance policy. These costs were incurred by the acquired company (Select) and there was no pre-existing agreement between Select and the Company that authorized Select to incur the costs as an agent of the Company and furthermore there was no reimbursement agreement between Select and the Company. The Company does not believe these costs meet the definition of direct costs found under paragraph 24 of Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS 141), and, as such, were expensed in the final reporting period of Select.

43. PLEASE DISCLOSE THE PRIMARY REASONS FOR THE MERGER TRANSACTION, INCLUDING A DESCRIPTION OF THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN RECOGNITION OF GOODWILL. AS YOU DISCLOSED THAT YOU ACCOUNTED FOR THE MERGER TRANSACTION IN ACCORDANCE WITH SFAS 141, THIS DISCLOSURE WOULD APPEAR TO BE REQUIRED BY ITS PARAGRAPH 51(b).

      RESPONSE:

            The Company has revised Note 1 on page F-9 in response to the Staff's comment to include the requested information.

STOCK OPTIONS, PAGE F-14

44. PLEASE ALSO PROVIDE THE PRO FORMA DISCLOSURES FOR THE PERIOD FROM JANUARY 1 THROUGH FEBRUARY 24, 2005, AS WOULD APPEAR TO BE REQUIRED BY PARAGRAPH 84 OF SFAS 123(R).

      RESPONSE:

            The Company has revised Note 1 on page F-14 in response to the Staff's comment to include the requested information.

Securities and Exchange Commission
May 31, 2006
Page 20

2.    ACQUISITIONS PAGE F-17

FOR THE YEAR ENDED DECEMBER 31, 2005, PAGE F-17

45. PLEASE DISCLOSE THE PRIMARY REASONS FOR THE ACQUISITION OF SEMPERCARE INC., INCLUDING A DESCRIPTION OF THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN RECOGNITION OF GOODWILL, IN ACCORDANCE WITH PARAGRAPH 51(b) OF SFAS 141.

      RESPONSE:

            The Company has revised Note 2 on page F-17 in response to the Staff's comment to include the requested information.

8.    STOCKHOLDERS' EQUITY, PAGE F-28

PREFERRED STOCK, PAGE F-28

46. REGARDING EACH OF THE DISCLOSURES CONTEMPLATED BY PARAGRAPH 4, 6, 7, AND 8 OF SFAS 129, PLEASE TELL US WHERE YOU HAVE PROVIDED THEM, PROVIDE THEM, OR TELL US WHY THEY ARE NOT APPLICABLE. IN SO DOING, PLEASE ENSURE THAT YOU HAVE DISCLOSED ALL OF THE TERMS THAT RESULTED IN YOUR EXCLUDING THE PREFERRED STOCK FROM PERMANENT EQUITY AND THE BASIS FOR ITS CARRYING AMOUNT, WHICH MAY BE ITS REDEMPTION VALUE. IN ADDITION, AS YOU DISCLOSE THAT EACH HOLDER WOULD RECEIVE COMMON STOCK UPON REDEMPTION, PLEASE CLARIFY FOR US HOW YOUR CLASSIFICATION AND MEASUREMENT OF THE PREFERRED STOCK COMPLIES WITH EITF D-98. IN THIS REGARD, PLEASE EXPLAIN HOW YOU CONSIDERED THAT PAYMENT OF CASH BENEFITS UNDER THE LONG-TERM CASH INCENTIVE PLAN MAY BE BASED ON REDEMPTION OF THE PREFERRED STOCK.

      RESPONSE:

            The Company has revised the disclosure in Note 8 on pages F-28 and F-29 in response to the Staff's comment to describe additional attributes of the preferred stock that are required under paragraph 4 of Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" (SFAS 129). The disclosures required under paragraphs 6, 7 and 8 of SFAS 129 do not apply to the Company's Preferred Stock.

            The Company evaluated the balance sheet classification of its Preferred Stock in accordance with the guidance found in Financial Accounting Standards Board Emerging Issues Task Force Topic No. D-98 "Classification and Measurement of Redeemable Securities" (EITF D-98). The Company concluded that based on paragraph 7 of EITF D-98, that its Preferred Stock should not be classified as permanent equity because the holders of the Preferred Stock control a majority of the votes of the stockholders of the

Securities and Exchange Commission
May 31, 2006
Page 21

      Company, and therefore are entitled to elect a majority of the members of the Board of Directors. The Company's charter provides for the repayment of a portion or all of the liquidation preference of the Preferred Stock through (1) special dividends declared by the Board, (2) a change of control, (3) liquidation, dissolution or winding-up of the Corporation or
      (4) an Initial Public Offering.

      Regarding the Staff's question on the Long-term Incentive Compensation Plan, the Company refers the Staff to Note 9 of the Company's financial statements found on page F-29. Payment of cash benefits under the plan occur upon certain triggering events. Those events are (1) a change of control, (2) and initial public offering and (3) redemption of Preferred Stock or special dividend paid on the Preferred Stock. A payment of incentive compensation occurred in September 2005 because a triggering event occurred upon the payment of the special dividend on the Preferred Stock.

10.   STOCK OPTION AND RESTRICTED STOCK PLANS, PAGE F-29

SUCCESSOR STOCK OPTION AND RESTRICTED STOCK PLANS, PAGE F-29

47. AS WE DID NOT NOTE A PUBLICLY TRADED MARKET FOR THE EQUITY SECURITIES OF HOLDINGS AND AS ITEM 5 OF THE FORM 10-K FOR SELECT INDICATES THAT THERE IS NO PUBLICLY TRADED MARKET FOR THE EQUITY SECURITIES OF SELECT, PLEASE DISCLOSE HOW YOU ESTIMATED THE PER SHARE VALUE OF THE RESTRICTED STOCK AWARDS AND THE SHARES UNDERLYING THE STOCK OPTIONS.

      RESPONSE:

            The Company has revised the disclosure in Note 10, on page F- 30 in response to the Staff's comment to address the estimated value of the restricted stock awards. In regards to the value of the stock option grants, the Company's existing disclosure in Note 10 on page F-30 describes its use of the Black-Scholes option pricing model and the assumptions used within this model.

      If you have any questions, please feel free to contact Carmen J. Romano at
215.994.2971 or the undersigned at 215.994.2621. Thank you for your cooperation and attention to this matter.

                                   Sincerely,

                                   Stephen M. Leitzell, Esq.

Exhibits (via overnight delivery)

Securities and Exchange Commission
May 31, 2006
Page 22

cc:      Michael E. Tarvin, Esq.
         Carmen J. Romano, Esq.